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                            January 19, 2022

       Leanne Cunningham
       Chief Financial Officer
       Brown-Forman Corporation
       850 Dixie Highway
       Louisville, Kentucky 40210

                                                        Re: Brown-Forman
Corporation
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2021
                                                            Filed June 21, 2021
                                                            File No. 001-00123

       Dear Ms. Cunningham:

              We have reviewed your December 21, 2021 response to our comment letter and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to comment in our
       November 18, 2021 letter.

       Form 10-K for the Fiscal Year Ended April 30, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       31

   1.                                                   We note your response
to comment 1. As part of the description of the    estimated net
                                                        change in distributor
inventories,    please clearly disclose how the percentages
                                                        are calculated and how
to interpret positive and negative changes.
 Leanne Cunningham
FirstName  LastNameLeanne
Brown-Forman   Corporation Cunningham
Comapany
January 19,NameBrown-Forman
            2022              Corporation
January
Page 2 19, 2022 Page 2
FirstName LastName
      You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew
Blume, Staff Accountant, at 202-551-3254 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing